UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 2011

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Rosetta Genomics Ltd.

On December 6, 2010, Rosetta Genomics Ltd. (the “Company”) received a notification letter from The NASDAQ Stock Market (“NASDAQ”) indicating that the Company’s stockholders’ equity, as reported in the Company’s Report on Form 6-K as filed on November 30, 2010, did not meet the minimum amount of $2,500,000 required for continued inclusion on The NASDAQ Capital Market pursuant to NASDAQ Listing Rule 5550(b)(1).  The Company was granted an opportunity to submit a plan to NASDAQ for regaining compliance with the minimum stockholders’ equity requirement. The Company submitted its plan on January 25, 2011, and on February 7, 2011, it received notice that the Listing Qualifications Staff of NASDAQ had determined to grant the Company’s request for an extension to regain compliance with Listing Rule 5550(b)(1). Under the terms of the extension granted by NASDAQ, the Company was required to achieve certain milestones toward regaining compliance by February 28, 2011 and April 29, 2011, and ultimately demonstrate its full compliance with Listing Rule 5550(b)(1) upon the filing of the periodic report that includes results for the quarter ending June 30, 2011, with the Securities and Exchange Commission.

The Company hereby reports that as a result of the recent private placement and concurrent registered offering, each of which closed on February 23, 2011, as well as the successful completion of the initial public offering in Israel of its majority-owned subsidiary Rosetta Green Ltd., the Company believes that as of the date of this filing it has regained compliance with the minimum stockholders’ equity requirement.  With the filing of this Form 6-K, the Company believes that it has successfully addressed the requirements set forth in the February 7, 2011 letter from NASDAQ.  NASDAQ will continue to monitor the Company’s periodic reports to confirm the Company’s continued compliance with the stockholders’ equity requirement

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 8, 2011	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel